COMPLIANCE REPORT

Clear Street LLC (the "Company" formerly GlobEcs LLC) is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 204.17a-5 "Reports to be made by certain brokers and dealers"). Although the company was not operational as a broker dealer in 2018, the Company was subject to 17 C.F.R 204.17a-5(d)(1) and (3) and therefore the Company is required to and hereby states the following:

1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5,
2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2018;
3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2018;
4) The Company was in compliance with 17 C.F.R. 240.15c3-1 and 17 C.F.R. 240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2018; and
5) The information the Company used to state that the Company was in compliance with 17 C.F.R. 240.15c3-1 and 17 C.F.R. 240.15c3-3(e) was derived from the books and records of the Company.

Clear Street, LLC
55 Broadway
New York, NY 10006

I, Timothy P. Dunham affirm that to the best of my knowledge and belief, this Compliance Report is true and correct.

BY: \S\Timothy P. Dunham
Chief Financial Officer
February 27, 2019